PROSPECTUS SUPPLEMENT NO. 2	Filed pursuant to Rule 424(b)(3)
(To Prospectus dated January 6, 2006)	Registration No. 333-130217

FOCUS ENHANCEMENTS, INC.
6,874,631 SHARES OF COMMON STOCK

This document supplements the prospectus dated January 6, 2006 of Focus Enhancements, Inc., relating to the sale from time to time by certain of our securityholders of up to 6,874,631 shares of our common stock. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

Before deciding whether to invest, you should read the “Risk Factors” beginning on page 1 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or regulator has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information concerning selling stockholders in the prospectus is hereby amended to reflect the following additions and changes:

Security Ownership +

	Shares Beneficially
	Owned Prior to	Shares to be Sold in		Shares Beneficially Owned After
Name	Offering	the Offering		Offering (3)

Omicron Master Trust (1)	37,695	—		37,695	*
Portside Growth and Opportunity Fund	101,889	25,974	(2)	75,915	*

+              This table has been prepared based solely on information furnished to us as of May 18, 2007, by the selling stockholders listed above. The selling stockholders listed above may have sold, transferred or otherwise disposed of such shares of common stock.

*              Represents beneficial ownership of less than one percent.

(1)           Omicron Master Trust.  Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of common stock. As of the date of this prospectus supplement, Mr. Olivier H. Morali, an officer of OCT, and Mr. Bruce T. Bernstein, a consultant to OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. The selling stockholder has notified us that they are not broker-dealers or affiliates of broker-dealers and that they believe they are not required to be broker-dealers. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s, Regulation 13D-G) controls Omicron and Winchester. See also “The Transactions—Private Placement.”

(2)           Portside Growth and Opportunity Fund. Includes 25,974 shares of common stock issuable upon exercise of warrants exercisable within 60 days of May 18, 2007. Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares. The selling stockholder has notified us that it is not a broker-dealer or an affiliate of a broker dealer.

The investment advisor to Portside Growth and Opportunity Fund is Ramius Capital Group, L.L.C. An affiliate of Ramius Capital Group, L.L.C. is a NASD member. However, this affiliate will not sell any shares to be offered by Portside Growth and Opportunity Fund through the prospectus and will receive no compensation whatsoever in connection with sales of shares by Portside Growth and Opportunity Fund through the prospectus. As an affiliate of a broker-dealer, Portside may be deemed to be an underwriter within the meaning of the securities act of 1933, as amended. Portside has informed us that at the time it acquired the securities covered by this prospectus it did not have any agreements or understandings, directly or indirectly, with any person to distribute such securities.

(3)           Assumes all shares being offered by this prospectus are sold.

The date of this prospectus supplement is May 29, 2007.